1  NAME OF REPORTING PERSON - State Treasurer, State of Michigan
   IRS IDENTIFICATION - 38-6000134
2  CHECK IF MEMBER OF A GROUP - Not member of a group
3  SEC use only
4  SOURCE OF FUNDS - see pages below
5  IF DISCLOSURE OF PROCEEDINGS IS REQUIRED - Not applicable
6  CITIZENSHIP - see pages below
7  SOLE VOTING POWER - 51,210
8  SHARED VOTING POWER - None
9  SOLE DISPOSITIVE POWER - under 5%
10 SHARED DISPOSITIVE POWER - None
11 AGGREGATE AMOUNT OWNED - under 5%
12 IF AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES - None
13 PERCENT OF CLASS REPRESENTED - Under 5%
14 TYPE OF REPORTING PERSON - see pages below

Pursuant to State Law (Section 91 of Act No. 380 of the Public Acts of 1965, as amended), the State Treasurer, State of Michigan is the investment fiduciary for the following four State sponsored retirement systems: Public School Employees' Retirement System;
State Employees' Retirement System; Michigan State Police
Retirement System; and Judges' Retirement System.

The Michigan Department of Treasury's Bureau of Investments performs the investment function, under the direction and on behalf of the State Treasurer.

The aforementioned State Law created an Investment Advisory Committee comprised of the Director of the Department of Commerce, the Director of the Department of Management & Budget, or their duly authorized representatives, and three public members appointed by the Governor with the advice and consent of the Senate. The committee meets quarterly and reviews investments, goals, and objectives, and may submit recommendations to the State Treasurer. The Investment Advisory Committee may also, by a majority vote, direct the State Treasurer to dispose of any holdings which in the committee's judgement is not suitable for the funds involved, and may by unanimous vote direct the State Treasurer to make specific investments.

Act No. 314 of the Public Acts of 1965, as amended, authorizes the investment of assets of public employee retirement systems or plans created and established by the state or any political subdivision.

The acquisition of equity securities are made for investment purposes only. Investments in equity securities are made from the assets of the aforementioned four retirement systems with total assets of approximately $47 billion. The retirement systems derive revenue from employer and employee contributions, court fees, and investment income.

Name:  Mr. Mark A. Murray

Business Address:   Michigan Department of Treasury
                    P.O. Box 15128
                    Lansing, Michigan  48901

Principal Occupation:  State Treasurer, State of Michigan

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years: None

Citizenship:  United States of America

Name:  Mr. Samuel Valenti, III

Business Address:   Masco Corporation
                    21001 Van Born Road
                    Taylor, Michigan  48180

Principal Occupation:  Vice President of Investments

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years: None

Citizenship:  United States of America

Name:  Mr. Jerry L. Tubergen

Business Address:   RDV Corporation
                    500 Grand Bank Building
                    Grand Rapids, MI  49503

Principal Occupation:  President & Chief Executive Officer

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years: None

Citizenship:  United States of America

Name:  Mr. Farris W. Womack

Business Address:   University of Michigan
                    Fleming Admin. Bldg., Room 3014
                    503 Thompson Street
                    Ann Arbor, MI  48109-1340

Principal Occupation:  Executive Vice President and Chief Financial
Officer

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years: None

Citizenship:  United States of America

Name:  Ms. Kathleen M. Wilbur

Business Address:   Department of Commerce
                    Director's Office
                    4th Floor, Law Building
                    Box 30004
                    Lansing, Michigan  48909

Principal Occupation:  Director, Michigan Department of Commerce

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years: None

Citizenship:  United States of America

Name:  Ms. Janet E. Phipps

Business Address:   Department of Management and Budget
                    Director's Office
                    Cass Building, First Floor
                    Box 30026
                    Lansing, Michigan  48909

Principal Occupation: Director, Michigan Department of Management and Budget

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years: None

Citizenship:  United States of America



I certify that the information set forth above is current.

Name:  Alan H. Van Noord

Business Address:   Michigan Department of Treasury
                    P.O. Box 15128
                    Lansing, Michigan  48901

Principal Occupation:  Director, Bureau of Investments

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years: None

Citizenship:  United States of America

Name:  Roy A. Pentilla

Business Address:   Michigan Department of Treasury
                    P.O. Box 15128
                    Lansing, Michigan  48901

Principal Occupation:  Deputy Director, Bureau of Investments

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years: None

Citizenship:  United States of America

Name:  Jacqueline M. Johnson

Business Address:   Michigan Department of Treasury
                    P.O. Box 15128
                    Lansing, Michigan  48901

Principal Occupation:  Administrator, Stock Analysis Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years: None

Citizenship:  United States of America

Name:  Paul R. Nelson, II

Business Address:   Michigan Department of Treasury
                    P.O. Box 15128
                    Lansing, Michigan  48901

Principal Occupation:  Administrator, Fixed Income Analysis
Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years: None

Citizenship:  United States of America

Name:  David C. Turner

Business Address:   Michigan Department of Treasury
                    P.O. Box 15128
                    Lansing, Michigan  48901

Principal Occupation: Administrator, Alternative Investments
Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years: None

Citizenship:  United States of America

Name:  Milan J. Maat

Business Address:   Michigan Department of Treasury
                    P.O. Box 15128
                    Lansing, Michigan  48901

Principal Occupation:  Administrator, Short Term Investment
Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years: None

Citizenship:  United States of America

Name:  Vernon L. Johnson

Business Address:   Michigan Department of Treasury
                    P.O. Box 15128
                    Lansing, Michigan  48901

Principal Occupation:  Administrator, Trust Accounting Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years: None

Citizenship:  United States of America

Name:  Jon M. Braeutigam

Business Address:   Michigan Department of Treasury
                    P.O. Box 15128
                    Lansing, Michigan  48901

Principal Occupation:  Administrator, Mortgage and Real Estate
Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years: None

Citizenship:  United States of America

Name:  Richard J. Holcomb

Business Address:   Michigan Department of Treasury
                    P.O. Box 15128
                    Lansing, Michigan  48901

Principal Occupation:  Administrator, Quantitative Analysis
Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years: None

Citizenship:  United States of America

After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement,

is true, complete and correct.



Date:  March 8, 1999

Signed:  Alan H. Van Noord, Director, Bureau of Investments